Filed by Calix, Inc.

Commission File No. 001-34674

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc, a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

CALIX ACQUISITION OF OCCAM NETWORKS CALL

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Date:	September 16, 2010
5:30 a.m.

Participants:	Carl Russo (speaker – Calix)

Denis Quinlan (speaker – Calix)
Bob Howard-Anderson (speaker – Occam)
Kelyn Brannon (Calix)
Jeanne Seeley (Occam)
Geoff Burke (Calix)
Carolyn Bass (Market Street Partners)

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2:00.00	Conference Moderator

Thank you for joining the Calix acquisition of Occam Networks conference call.

At this time all participants are in a listen-only mode. After the speakers’ remarks there will be a question-and-answer session. (Operator Instructions)

Any other logistical items (e.g., caller mute, etc.)

I would now like to turn the floor over to Mr. Denis Quinlan, general counsel for Calix. Mr. Quinlan?

2:00.30	Denis Quinlan	Thank you, operator, and good morning everyone. This conference call contains forward-looking statements, which are based on

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management’s current expectations, estimates and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this call include statements about the timing of completion of the acquisition; future financial and operating results; benefits of the transaction to stockholders, employees, customers and partners; potential synergies and cost savings resulting from the transaction; the ability to integrate platforms and products; the ability to broaden the Calix Unified Access portfolio; the ability to accelerate innovation and accelerate opportunities for customers; plans to combine support and service resources and expand its direct sales engagement model; and other statements regarding the proposed transaction. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed transaction; failure of the transaction to be consummated because the parties fail to satisfy other conditions to closing; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s and Occam Networks’ filings with the SEC. These forward-looking statements speak only as of today’s date. Calix and Occam Networks are under no obligation to update their forward-looking statements whether as a result of new information, future events, or otherwise.

Although this call may be replayed as of a later date, its continued availability does not indicate that we are reaffirming or confirming any of the information contained in the live conference call today.

In addition, on this conference call Calix will be discussing Calix’s model regarding non-GAAP measures

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expectations regarding the combined organization’s non-GAAP financial results. These non-GAAP measures exclude certain non-cash charges and benefits, including stock-based compensation expense, amortization of acquisition-related intangible assets, changes in the fair value of preferred stock warrants and preferred stock dividends, as we do not consider these items to be part of the Company’s ongoing operating activities or meaningful in evaluating the Company’s financial performance. This conference call will be available for audio replay in the Investor Relations section of the each company’s web site at investor-relations.calix.com and occamnetworks.com/aboutus/investor/.

I’d now like to turn the call over to Calix president and CEO Carl Russo.

2:01.00	Carl Russo

Thank you, Denis.

Good morning everyone, and thank you for joining us today. I’m pleased to be speaking with you about the exciting news that we released this morning announcing that Calix and Occam Networks have entered into a definitive agreement under which Calix will acquire Occam Networks.

Joining me on the call today is Bob Howard-Anderson, president and CEO of Occam Networks. I will provide a brief overview of the transaction after which Bob will also make a few comments, I will then provide more detail on the financial aspects of the transaction and then open it up for questions.

The companies have entered into a definitive agreement for Calix to acquire Occam Networks in a stock and cash transaction valued at approximately 171 million dollars. We expect the transaction will be completed in either the fourth quarter of 2010 or the first quarter of 2011. The completion of the acquisition requires approval by Occam Networks stockholders, regulatory clearance as well as the satisfaction of certain other customary closing conditions. Upon the completion of the acquisition, each outstanding share of Occam Networks common stock (other than those shares with respect to which appraisal rights are available, properly exercised and not withdrawn)

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will be converted into the right to receive $3.8337 per share in cash, without interest plus 0.2925 of a validly issued, fully paid and non-assessable share of Calix common stock.

After the completion of the acquisition, former Occam Networks stockholders will own between 16.5 percent and 18.9 percent of the outstanding shares of Calix’s common stock based on the number of Calix shares outstanding as of September 15, 2010. The transaction is expected to be tax-free to Occam Networks stockholders. In addition one non-management member of the current Occam Networks Board of Directors is expected to be appointed to serve on the Calix Board of Directors.

Now that we have discussed the consideration and structure of the transaction, I would like to clearly state the primary focus of this combination. In short, we believe that the acquisition of Occam Networks, in particular the combination of its deeply experienced Ethernet access engineering team with our already strong and innovative engineering resources, will allow us to accelerate our Unified Access roadmap, and as a direct result accelerate our customers’ ability to successfully deliver advanced broadband services to their subscribers and become the broadband service provider of choice in their respective markets. Furthermore, we expect that by significantly benefiting our customers we will also benefit our stockholders and our partners.

Both Calix and Occam Networks have pursued the all-IP access network of the future. However, we believe the paths that communications service providers take to achieve this vision vary widely. Change is accelerating all across the network and this change presents communications service providers with a challenge, one where they must invest in their networks to meet consumer and business demand for broadband, and do so under strict capital and on-going operational expense constraints. Calix is fully committed to providing our customers with the broadest portfolio of innovative Unified Access network options to take advantage of this changing world. We believe that

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the combined organization will have the engineering, development, and testing resources to accelerate the time-to-market of new functionality and solutions, while at the same time enjoying an enhanced Unified Access portfolio with more options and form factors to fit nearly any deployment scenario and an expanded field organization to serve our customers.

We have established a set of clear objectives that we plan to implement as soon as possible upon the closing of the transaction that we believe will accelerate opportunities for our customers and substantially broaden the Calix Unified Access portfolio in the following ways:

1)      We plan to integrate the BLC6000, now the “B-series” into our Unified Access portfolio, by first allowing the B-series to run side-by-side with the C-Series and E-Series platforms on the same Ethernet rings.

2)      We plan to integrate the B-series into the Calix Management System, or CMS, providing a single, broad, and mature management system across the expanded Unified Access portfolio, and complement CMS with valuable new tools from the OccamView Element Management System.

3)      We plan to combine our respective ONT portfolios to make what we believe will be the industry’s broadest portfolio of ONTs, and support that portfolio across all three Calix platforms – the B-series, the C-Series, and the E-Series.

4)      We plan to enhance the Unified Access portfolio to support a broader set of voice protocols, including SIP, H.248, MGCP, as well as legacy TDM protocols.

As we implement these short term objectives, we believe our joint customers will very quickly benefit from a broader and more robust solutions portfolio in the near term, as well as from an accelerated pace of new solutions in the future. A pace of innovation that frankly reflects the accelerating change that our communications service provider customers are seeing in their businesses.

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In sum, this transaction brings two extremely strong and talented engineering teams together and we intend to accelerate development on our existing and acquired platforms. We believe the combined experience, resources, and aggregate R&D budget of over 16 million dollars per quarter focused on access, will accelerate innovation and time-to-market across the expanded Unified Access portfolio, and provide clear benefits to our customers.

We also expect that our combined sales and support resources will deliver even higher levels of field support and service to drive greater customer satisfaction. Calix intends to expand its direct sales engagement model for better account and partner coverage, as well as infuse our exceptional customer service with new expertise and talent.

We believe the proposed acquisition also has compelling strategic and financial merits for our stockholders. We believe the addition of Occam Networks will give us important new skills and resources and provide greater scale to successfully compete in a growing and increasingly globally competitive environment.

With that I am pleased to turn the call over to Occam Network’s President and CEO, Bob Howard-Anderson.

Bob?

2:12.00	Bob Howard-Anderson

Thank you Carl and good morning everyone.

Let me start by saying that Occam Networks’ board fully supports this transaction, and we expect to deliver the benefits to customers, partners, and stockholders as Carl described. We believe Occam Networks customers in particular will benefit from the combined resources of these two companies, accelerating the pace of access innovation and allowing them to draw upon an even wider portfolio of broadband solutions, such as the Calix portfolio of 30 ONTs that auto-detect both Active Ethernet and GPON.

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With the rate of change in our industry continuing to increase, we were looking for ways to accelerate our rate of product innovation and bring greater value to our customers. The acquisition of Occam Networks by Calix creates fertile ground to bring new innovations at a faster pace across the access network.

Success will come to those who have the resources and speed to invest in a rapidly evolving environment. In our view, this acquisition positions all of our constituencies to receive the best value from these two innovative companies. Together, we believe we can provide the highest levels of investment protection and accelerate technology innovation to our customers.

With that, I’d like to turn the call back over to Carl.

2:12.0	Carl Russo

Thank you Bob.

As I stated at the outset, we are very excited about the benefits of this acquisition for our customers and stockholders. We believe that in addition to accelerating our strategic roadmap for Unified Access, this transaction effectively accelerates our business plans as well. Stated differently, we believe this is one of those rare circumstances where a transaction that accelerates our strategy is also significantly accretive.

While we will give no specific guidance today, we do believe that a transaction as transformational as this requires that we share our view of our near term model. Therefore, we expect that for calendar year 2011 we will have:

•     Revenues greater than 400 million dollars;

•     Non-GAAP gross margins exceeding 42 percent;

•     Non-GAAP operating expenses approaching 30 percent;

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•     Non-GAAP operating income greater than 10 percent (excluding merger related expenses); and

•     And we will maintain our year-over-year growth target of 20 percent.

We believe that the combined organization will generate significant synergies, and while we will not be detailing those synergies today, we will be setting more detailed expectations for 2011 at the close of this transaction. We expect there will be sizable one-time restructuring and transaction related costs, however, we expect the transaction will become accretive to Calix on a non-GAAP earnings per share basis in the second quarter of 2011. We expect the acquisition to be 30 to 35 percent accretive when compared to the current First Call consensus of non-GAAP earnings of 60 cents per share in 2011.

Turning to the balance sheet, Calix will be assuming the cash on Occam Networks’ balance sheet at the time of completion of the acquisition. Calix has a strong balance sheet, and we expect to have more than adequate financial resources to implement the integration and execution of the schedule associated with the Occam Networks transaction. We expect to be cash flow positive in Q2, 2011, and we expect to generate strong cash flows from operations from that point forward.

With respect to the integration, we know that it is critical that we get it right from the start. As many of you know, Calix purchased Optical Solutions Inc. in a private transaction in February, 2006. We believe the acquisition of OSI provides a direct analog in terms of strategic importance and operational impact as it too accelerated our strategic roadmap while forwarding our business plan. The OSI integration was extremely successful by several measures, including such critical areas as retention of key engineering resources, manufacturing transition, and long term intellectual property transfer across other Calix platforms. We will apply the same principles that

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we used during the OSI acquisition and internal processes that we are using today to this transaction. We have a strong understanding of our customers, our partners, our supply chain, and our cost structure.

We believe that with the seasoned Calix leadership team and the combined organization’s resources, we will be able to quickly assess and make the appropriate decisions regarding the combined business. We believe that we understand the integration challenges and risks associated with this transaction, and we will be decisive in our actions. Calix will lead the integration process, and we will devote appropriate attention and resources to it.

As you know, we cannot conduct business on a combined basis until the transaction closes, but we are able to engage in integration planning in advance of that. We are confident in our belief that this transaction will benefit customers and stockholders alike. I trust you can appreciate why Bob and I, along with the rest of our management teams, are excited about this acquisition. We have continued to demonstrate our commitment to creating innovative solutions for customers and ongoing stockholder value. We believe the acquisition will allow us to continue and accelerate our achievement in both of these areas. We also believe the acquisition allows us to lay a foundation of innovation, efficiency, and scale that can compete on a global basis.

Most importantly, we believe the acquisition creates a Company that communications service providers can partner with for the long term, focused on access, intimately aligned with their needs, and with the resources and platforms to accelerate our Unified Access vision, and in so doing help our customers to win.

At this point I’d like to turn the call over for questions.

Operator?

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Question and answer period

After final question	Carl	Great, as there are no further questions we’ll go ahead and wrap up the call. Thank you for joining us today and we look forward to speaking with you again after the close of each respective company’s third quarter.

—END OF CALL—

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam Networks with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Networks Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957, or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117.

Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.

This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occam.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the timing of completion of the acquisition; the ability to integrate the companies; advantages of the combined organization; future financial and operating results; benefits of the transaction to stockholders, employees, customers and partners; potential synergies and cost savings resulting from the transaction; the ability to integrate platforms and products to accelerate opportunities for customers and broaden the Calix Unified Access Portfolio; the ability to bring new innovations at a faster rate; the ability to accelerate Calix’s Unified Access roadmap and accelerate customers’ ability to successfully deliver enhanced broadband services to their subscribers; the combined organization’s ability to innovate and accelerate the time-to-market of new functionality and solutions, enhancing the Unified Access portfolio with more options and form factors to fit multiple deployment scenarios and expanding the field organization to serve its customers; the intent to accelerate development on existing and acquired platforms and the ability of continued research and development to accelerate innovation and time-to-market; the expectation that these combined resources will deliver higher levels of support and service and drive greater customer satisfaction; the intent to expand its direct engagement model; anticipated revenues, non-GAAP gross margins, non-GAAP operating expenses, non-GAAP operating income, growth, accretion to non-GAAP earnings and cash flow in 2011 ; and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed transaction; failure of the transaction to be consummated because the parties fail to satisfy other conditions to closing; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.